

Mail Stop 3010

February 17, 2010

Spiros Sinnis
President and CEO
Prime Estates & Development, Inc.
4709 West Golf Rd., Suite 425
Skokie, Illinois 60076

   Re: Prime Estates & Development, Inc.
     Amendment No. 3 to Form S-1 Registration Statement on Form S-11
     Filed January 27, 2010
     File No. 333-162597

Dear Mr. Sinnis:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the cover page to indicate by checkmark that the securities are being offered on a delayed or continuous basis pursuant to Rule 415.

2. We note your revised disclosure on pages 4 and 19 that your investments may have what you believe to be "opportunities for capital gain, whether as a result of a discount purchase or related equity participations." Please briefly describe what you mean by related equity participations.

3. You disclose that your investment strategy may include development projects that you build or participate in building for sale or lease, but do not provide additional detailed disclosure regarding this aspect of your business plan. Please revise to discuss in detail your plans regarding building or participating in building properties.

Plan of Operation, page 21

4. We are reissuing our prior comment 4 as it does not appear that you have complied with this comment. Please revise your disclosure in the first and second bullet points on page 21 to state that the expenses of this offering will be covered in part by the proceeds raised in your recent unregistered offerings (as you have disclosed on page 22), not as a result of proceeds raised in this offering as you will not receive any proceeds from the sale of shares offered by the selling shareholders in this offering.

Management Experience in Real Estate, page 23

5. We note your statement on page 23 that your president, Spiros Sinnis, has significant real estate experience. We further note that he was not the sole investor but rather a partner with others in the projects listed on page 23 and that his equity interest in these properties ranged from one to three percent. Please revise to provide his ownership interest in each property. In addition, please revise to briefly clarify, if true, that Mr. Sinnis' real estate experience relates solely to the management of properties and that he has no experience in raising money to purchase real estate or developing real estate.

Report of Independent Registered Public Accounting Firm, page F1

6. We note that the report of your independent registered public accounting firm does not indicate the city and State where issued, as required by Rule 2-02 of Regulation S-X. Please amend to include a report of your independent registered public accounting firm which fully complies with Article 2 of Regulation S-X.

Note 5 – Related Party Transactions, page F-20

7. We have reviewed your response to prior comment 9. Please disclose your policy for imputing interest and your basis for determining the appropriate rate of interest.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Jessica Barberich at

Spiros Sinnis
Prime Estates & Development, Inc.
February 17, 2010
Page 4

(202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Staff Attorney

cc: Michael T. Williams, Esq.
        Williams Law Group, P.A.
        Via Facsimile: (813) 832-5284